The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162773

PRELIMINARY PROSPECTUS SUPPLEMENT

SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2009.

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 30, 2009)

Cleco Power LLC

$145,000,000

6.50% Notes due 2035

We are offering $145,000,000 of our 6.50% Notes due December 1, 2035. The notes are being offered as additional notes under an indenture, as supplemented by a supplemental indenture, pursuant to which we issued $150,000,000 principal amount of our 6.50% Notes due December 1, 2035 on November 30, 2005. The notes offered hereby will form a single series with those notes having the same maturity issued on November 30, 2005. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes of the series upon settlement.

The notes will be unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time with respect to the assets securing such debt and the claims of creditors of our subsidiary Cleco Katrina/Rita Hurricane Recovery Funding LLC with respect to the assets of such subsidiary.

The notes will mature on December 1, 2035. Interest on the notes accrues from June 1, 2009 and is payable on June 1 and December 1 of each year, beginning on December 1, 2009. We may redeem the notes in whole or in part at any time at the redemption price described on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and beginning on page 5 of the accompanying prospectus.

	Per Note	Total
Public offering price(1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to us	%	$

(1)	Plus accrued interest from June 1, 2009.

The notes are listed on the New York Stock Exchange under the symbol “CNL/35.”

The underwriters expect to deliver the notes offered hereby to investors through the book-entry delivery system of The Depository Trust Company on or about November     , 2009.

Joint Book-Running Managers

CALYON	KeyBanc Capital Markets

Co-Managers

Deutsche Bank Securities	U.S. Bancorp Investments, Inc.

November     , 2009

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus, which gives more general information about the debt securities that we may offer from time to time. Some of the information in the prospectus does not apply to this offering, and this prospectus supplement adds, updates and changes the information contained in the prospectus. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not authorized anyone else to provide you with any additional or different information. If you receive any unauthorized information, you should not rely on it. We are offering to sell the notes only in places where the offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus and the information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus, including the risk factors set forth therein, and the documents incorporated by reference herein and therein.

Cleco Power LLC

We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility engaged principally in the generation, transmission, distribution and sale of electricity within Louisiana. We also engage in energy management activities. We are regulated by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, which determine the rates we can charge our customers, as well as other regulators. We serve approximately 276,000 customers in 107 communities in central and southeastern Louisiana.

Rodemacher Unit 3

In May 2006, we began construction of Rodemacher Unit 3, a 600-megawatt solid-fuel generating unit, located at our Rodemacher power plant near Boyce, Louisiana. Rodemacher Unit 3 will be capable of burning various solid fuels, but currently is expected to burn primarily petroleum coke produced by several refineries throughout the Gulf Coast region. We have entered into contracts with suppliers to collectively supply over 1.4 million tons of petroleum coke annually for a three-to-five year period beginning in 2009, representing over 90% of Rodemacher Unit 3 fuel requirements for such period. Shaw Contractors, Inc., a subsidiary of The Shaw Group Inc., anticipates the plant will be substantially complete and operational in late December 2009. The total capital cost estimate for the project is approximately $1.0 billion. As of September 30, 2009, we had incurred approximately $970.9 million in project costs.

Our New Retail Rate Plan

In July 2008, we filed a rate plan to establish new retail rates to be effective upon commercial operation of Rodemacher Unit 3. On October 14, 2009, the Louisiana Public Service Commission unanimously approved our new rate plan, which is based on a unanimous settlement of the parties to our rate case. The new rate plan includes a target return on equity of 10.7%, with sharing occurring after 11.3%. Recovery of the Rodemacher Unit 3 investment is the largest component in our new rate plan. The new rates will be effective upon commercial operation of Rodemacher Unit 3.

Acadia Power Partners Transaction

On February 26, 2009, we announced that we had chosen the acquisition of 50% of the Acadia power station from Acadia Power Partners LLC (“Acadia Power Partners”), or one of its two 580-megawatt units, as the lowest bid in our 2007 long-term request for proposal for capacity beginning in 2010. Cleco Power will own and operate one unit and operate the other 580-megawatt unit on behalf of Acadia Power Partners or a future owner. We and Acadia Power Partners have executed the definitive agreements for the transaction. However, prior to closing the transaction, valued at approximately $300 million, we must receive approvals from the Louisiana Public Service Commission and the Federal Energy Regulatory Commission. In a process that remains under the supervision of an independent monitor appointed by the Louisiana Public Service Commission, we and Acadia Power Partners plan to complete the transaction in the first quarter of 2010. Beginning in January 2010, the agreements provide that Acadia Power Partners will operate the plant and provide power to us under a tolling agreement covering 50% of the Acadia power station until the transaction is closed. This tolling agreement was approved by the Louisiana Public Service Commission in October 2009. The tolling agreement must also be approved by the Federal Energy Regulatory Commission. We expect to receive approval from the Federal Energy Regulatory Commission and the other approvals required for our consummation of the acquisition; however, no assurance can be given that we will be successful in securing such approvals. We will operate both units at Acadia after this transaction is completed.

Acadiana Load Pocket

In September 2008, we entered into an agreement with Lafayette Utilities System, a municipal utility, and Entergy Gulf States Louisiana, a subsidiary of Entergy Corporation, which was endorsed by the Southwest Power Pool, our reliability coordinator, to upgrade interconnected transmission systems in south Louisiana. The project received the Louisiana Public Service Commission’s authorization in February 2009 as in the public interest. The joint project includes expanding and upgrading the electric transmission infrastructure in south central Louisiana in an area known as the “Acadiana Load Pocket.” The project includes upgrades to certain existing electric facilities as well as the construction of new substations, transmission lines, and capacitor banks. The total estimated cost of the project is approximately $250.0 million with each utility being responsible for various components of the project. The estimated cost for our portion of the project is approximately $150.0 million, including allowance for funds used during construction. The first phase of construction began in September 2009, with the final phase scheduled to be completed in 2012. At September 30, 2009, we had spent $5.4 million on the Acadiana Load Pocket project.

Miscellaneous

Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at this address is (318) 484-7400. Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this web site or any other web site is not incorporated by reference into this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information.”

THE OFFERING

Issuer	Cleco Power LLC

Notes Offered	$145 million aggregate principal amount of 6.50% Notes due 2035.

Maturity Date	The notes will mature on December 1, 2035, unless redeemed or otherwise repaid prior to that date.

Interest Payment Dates	June 1 and December 1 of each year, beginning December 1, 2009.

Ratings	Our senior unsecured debt is rated Baa2 by Moody’s Investors Service, Inc. and BBB by Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business. Ratings reflect only the rating agencies’ views as to our ability to pay interest and principal on our senior unsecured debt in accordance with its terms, and are not recommendations to buy, sell or hold our senior unsecured debt, including the notes. Any rating agency may revise or withdraw its rating on our senior unsecured debt, and, accordingly, there can be no assurance that the ratings assigned to our senior unsecured debt will not be lowered or withdrawn by a rating agency at any time.

Optional Redemption	We may redeem all or a part of the notes at any time and from time to time at the redemption price described herein, plus accrued and unpaid interest thereon to (but excluding) the redemption date, as specified under “Description of the Notes—Optional Redemption” beginning on page S-9 of this prospectus supplement.

Ranking	The notes will be unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness. As of September 30, 2009, we had an aggregate of $964.8 million of unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time (including any first mortgage bonds) with respect to the assets securing such debt. As of September 30, 2009, we had no secured indebtedness outstanding. In addition, holders of the notes will be effectively subordinated to the claims of creditors and any preferred equity holders of our subsidiaries with respect to the assets of such subsidiaries. As of September 30, 2009, our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, had $166.9 million of Senior Secured Storm Recovery Bonds outstanding.

Certain Covenants	We will issue the notes under an indenture containing certain restrictive covenants for your benefit. These covenants are described under “Description of the Notes—Ranking; Certain Covenants Relating to the Notes” on page S-8 of this prospectus supplement and “Description of the Debt Securities—Ranking; Limitations on Mortgages and Liens” and “—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including financing a portion of our construction costs related to the Acadiana Load Pocket transmission project.

Trustee and Paying Agent	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement and beginning on page 5 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS

Investing in the notes involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks described below and under the caption “Risk Factors” beginning on page 5 of the accompanying prospectus. You should also carefully review the information under the caption “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus. We also identify risks and other factors that could affect our results of operations or financial condition in our annual report, quarterly reports and current reports incorporated by reference in this prospectus supplement and the accompanying prospectus. There may be additional risks that are not currently known to us or that we do not currently consider material. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of the notes offered by this prospectus supplement.

The notes will be our unsecured obligations and be effectively subordinated to any secured debt and the debt and any preferred equity of any of our subsidiaries.

The notes will be unsecured and will rank equally with all our existing and future unsecured and unsubordinated indebtedness. As of September 30, 2009, we had an aggregate of $964.8 million of unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time (including any first mortgage bonds) with respect to the assets securing such debt. As of September 30, 2009, we had no secured indebtedness outstanding. Our first mortgage bond indenture permits us to issue up to $500 million of first mortgage bonds, however, covenants in our other debt instruments, including our credit facility, may impose limitations on the indebtedness we may incur. Additionally, our ability (and the ability of our creditors, including noteholders) to participate in the assets of our subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, is subject to the prior claims of the subsidiary’s creditors. As of September 30, 2009, Cleco Katrina/Rita Hurricane Recovery Funding LLC had $166.9 million of indebtedness outstanding.

Although the notes offered hereby will be listed on the New York Stock Exchange, we cannot assure you that an active trading market for the notes will develop.

Although notes of this series were previously issued and listed on the New York Stock Exchange and the notes offered hereby are expected to be listed on the New York Stock Exchange, there is no active trading market for the currently listed notes and we do not expect an active trading market to develop for the notes offered hereby. There can be no assurance as to the liquidity of any market that may develop for the notes, the ability of the noteholders to sell their notes or the price at which the noteholders may be able to sell their notes. Future trading prices of the notes will depend on many factors including, among other things, prevailing interest rates, our credit rating, our operating results and the market for similar securities.

The underwriters have informed us that they intend to make a market in the notes. However, the underwriters are not obligated to do so, and any such market-making activity may be terminated at any time without notice. In addition, such market-making activity will be subject to restrictions under federal securities laws. If a market for the notes does not develop, noteholders may be unable to resell the notes for an extended period of time. Consequently, a noteholder may not be able to liquidate its investment readily, and the notes may not be readily accepted as collateral for loans.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of Cleco Power and our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, as of September 30, 2009 on an actual basis and as adjusted to reflect the sale of the notes offered hereby and the application of the net proceeds therefrom as described under “Use of Proceeds.”

You should read this table in conjunction with our historical financial statements, the notes to those financial statements and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2009
	Actual	As Adjusted
	(In thousands) (Unaudited)
Cash and cash equivalents	$35,010	$

Current portion of long-term debt	$11,478	$

Long-term debt:
Notes offered hereby	—		145,000
Other long-term debt, excluding current portion and Storm Recovery Bonds	964,811
Storm Recovery Bonds	155,427

Total long-term debt (excluding current portion)	1,120,238
Member’s equity	987,119

Total capitalization	$2,107,357	$

USE OF PROCEEDS

We expect the net proceeds to us from the sale of the notes offered hereby to be approximately $             million, after deducting the underwriting discount and our other estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including financing a portion of the construction costs related to the Acadiana Load Pocket transmission project.

SUMMARY FINANCIAL INFORMATION

The following table presents our summary financial information. The information set forth below should be read together with our historical financial statements, the notes to those financial statements and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus. Our summary of operations and balance sheet data for the years ended December 31, 2008, 2007 and 2006 are derived from our audited financial statements. Our summary of operations and balance sheet data for the nine months ended September 30, 2009 and 2008 are derived from our unaudited interim financial statements, which interim financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations and financial position of the unaudited interim period.

	Year ended December 31,				Nine months ended September 30,
	2008	2007	2006		2009	2008
Summary of Operations:	(In thousands)
Operating revenue, net	$1,071,682	$1,025,419	$996,191		$654,124	$834,681
Operating expenses	950,716	919,420	876,476		563,522	734,416
Operating income	120,966	105,999	119,715		90,602	100,265
Net income	113,832	84,673	64,828		88,776	90,807

	December 31,				September 30,
	2008	2007	2006		2009	2008
Balance Sheet Data:	(In thousands)
Cash and cash equivalents	$91,542	$11,944	$101,878		$35,010	$67,979
Total assets	3,041,597	2,306,482	2,012,201	(1)	3,174,815	2,789,240
Long-term debt due within one year	63,546	—	50,000		11,478	63,546
Long-term debt, net	1,076,819	769,103	519,341		1,120,238	944,869
Member’s equity	929,178	816,110	646,404		987,119	906,592
Total capitalization	2,005,997	1,585,213	1,165,745		2,107,357	1,851,461

	Year ended December 31,				Nine months ended September 30,
	2008	2007	2006		2009	2008
Other Financial Data:	(In thousands, except for Ratio)
Depreciation expense	$76,420	$78,522	$73,360		$57,339	$56,886
Interest expense	66,925	42,710	39,095		59,443	45,961
Capital expenditures	334,652	509,198	235,949		190,047	263,454
Net utility property	2,038,928	1,719,170	1,297,789		2,202,839	1,975,534
Ratio of earnings to fixed charges(2)	3.10x	3.64x	3.47x		3.05x	3.55x

(1)	Amounts have been adjusted to reflect the retrospective presentation of the implementation of the authoritative guidance on offsetting of amounts related to certain contracts.
(2)	The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

DESCRIPTION OF THE NOTES

General

We have summarized below some of the provisions of the notes. Because this discussion is only a summary, it does not necessarily contain all of the information you should consider. Our debt securities and the indenture, dated as of October 1, 1988, and the Eighth Supplemental Indenture, dated as of November 30, 2005, between us (as successor to Cleco Utility Group Inc.) and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York) as trustee, as amended and supplemented from time to time, pursuant to which the notes will be issued, are more fully described in the accompanying prospectus. Additionally, the indenture and the Eighth Supplemental Indenture are exhibits to the registration statement of which the accompanying prospectus is a part. The following summary of the notes is qualified in its entirety by reference to the indenture and the Eighth Supplemental Indenture. In this prospectus supplement, we refer to the trustee under the indenture as the “trustee.”

The notes will constitute a further issuance of the $150 million aggregate principal amount of 6.50% Notes due 2035, which we originally issued on November 30, 2005, and will be treated together with the previously issued notes as a single series of debt securities. We will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes offered hereby will be limited in principal amount to $145 million; provided, however, that this amount may in the future be increased pursuant to the provisions of the indenture without the consent of the holders of the notes. The notes will constitute our direct, unsecured obligations and will not be subject to any sinking fund provision.

The indenture does not limit the aggregate principal amount of unsecured debt securities that we can issue under it and provides that we may issue debt securities from time to time in one or more series up to the aggregate principal amount authorized by us for a particular series. We may, from time to time, without the consent of the holders of the notes, issue notes or other debt securities under the indenture in addition to the notes offered hereby. At September 30, 2009, we had $549.2 million principal amount of debt securities outstanding under the indenture, consisting of $24.2 million principal amount of 6.125% insured quarterly notes due 2017, $75.0 million principal amount of 5.375% notes due 2013, $50.0 million principal amount of 4.95% notes due 2015, $250.0 million principal amount of 6.65% notes due 2018 and $150.0 million principal amount of 6.50% notes due 2035.

Ranking; Certain Covenants Relating to the Notes

The notes will be unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness. As of September 30, 2009, we had an aggregate of $964.8 million of unsecured and unsubordinated indebtedness. We may from time to time issue mortgage bonds under an Indenture of Mortgage, dated as of July 1, 1950, between us and The Bank of New York Mellon Trust Company, N.A., as trustee, and secured thereby. Holders of the first mortgage bonds would have a prior claim on certain of our material assets upon dissolution, winding up, liquidation or reorganization by us. As of September 30, 2009, we had no secured indebtedness outstanding. Under the terms of the Indenture of Mortgage, we may issue up to $500 million principal amount of first mortgage bonds secured thereby. However, covenants in our other debt instruments, including our credit facility, may impose limitations on the indebtedness we may incur, including secured indebtedness under the Indenture of Mortgage. As of September 30, 2009, and giving effect to this offering of $145 million principal amount of notes, our credit facility limited the amount of additional secured and unsecured indebtedness we could incur to approximately $500 million. So long as any debt securities issued under the indenture, including the notes, remain outstanding, the indenture prohibits us, subject to certain exceptions (which include bonds issued under our first mortgage bond indenture), from creating or permitting any mortgage, lien or similar encumbrance on any of our properties, unless we secure such debt securities equally and ratably with the mortgage being created or permitted. For more information regarding this limitation on mortgages and liens, including the exceptions to such limitation, and on another restrictive covenant applicable to the notes, please read “Description of the Debt Securities—Ranking; Limitations on Mortgages and Liens” and “—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.

In addition, holders of the notes will be effectively subordinated to the claims of creditors and any preferred equity holders of our subsidiaries with respect to the assets of such subsidiaries. As of September 30, 2009, our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, had $166.9 million of indebtedness outstanding.

Maturity

The entire principal amount of the notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on December 1, 2035. In the event that the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.

Interest

Each note will bear interest at 6.50% per year from June 1, 2009, payable in arrears on June 1 and December 1 of each year to the person in whose name the note is registered at the close of business on the fifteenth calendar day of the month preceding the month in which the applicable interest payment date falls. Interest accrued on the notes that is payable at maturity or earlier redemption will be payable to the persons entitled to payment of principal as a result of maturity or redemption, as the case may be. The initial interest payment date is December 1, 2009, and the payment on that date will include all interest accrued from June 1, 2009. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, then payment of the interest will be made on the next business day, without any interest or other payment in respect of the delay. In addition, if there has been a default in the payment of interest on any note, the defaulted interest may be payable to the holder of the note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by us for payment of this defaulted interest, and not less than 15 days after the receipt by the trustee of our notice of the proposed payment, or in any other lawful manner as provided in the indenture.

Optional Redemption

Each of the notes will be redeemable as a whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of such notes; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of unpaid interest to the date of redemption) discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 30 basis points, plus in either case accrued and unpaid interest on the notes to (but excluding) the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent Investment Banker” means an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 30 business days prior to the redemption date, or if the institution we appoint is unwilling or unable to select the Comparable Treasury Issue, the selection will be made by J.P. Morgan Securities Inc., or, if it is unwilling or unable to make the selection, by an independent investment banking institution of national standing appointed by the trustee.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means J.P. Morgan Securities Inc. and its successors, and four other primary U.S. Government securities dealers in the United States (“Primary Treasury Dealer”) appointed by us in connection with the redemption; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall replace that former dealer with another Primary Treasury Dealer.

We or the trustee will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.

Defeasance and Covenant Defeasance

We will be discharged from all of our obligations with respect to the notes, except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the notes of money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and interest on the notes on the maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the deposited money or government obligations in accordance with their terms. This defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.

In certain circumstances, we may omit to comply with specified restrictive covenants applicable to the notes. In those circumstances, the occurrence of certain events of default, which are described in the accompanying prospectus under “Description of the Debt Securities—Events of Default,” will be deemed not to be or result in an event of default with respect to the notes. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of the notes, money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and interest on the notes on the respective stated maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the money or government obligations in accordance with their terms. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. In the event we exercise this option with respect to any notes and the notes are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay amounts due on the notes at the time of their stated maturity, but might not be sufficient to pay amounts due on the notes upon any acceleration resulting from the event of default. In this case, we would remain liable for those payments.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company will act as the initial securities depositary for the notes. The notes will be issued only as fully registered securities in the name of Cede & Co., the depositary’s nominee. One or more fully registered global notes will be issued, representing in the aggregate the total principal amount of notes offered by this prospectus supplement, and will be deposited with the depositary. Unless and until it is exchanged in whole or in part for notes in certificated form, no global note may be transferred except as a whole by the depositary or a nominee of the depositary. A global note will be exchangeable for notes in certificated form only if:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days; or

•	we, in our sole discretion, determine that a global note will be exchangeable for certificated notes.

For more information about notes in global and certificated form and the depositary and its procedures, please read “Description of the Debt Securities—Form, Denomination and Registration; Book-Entry System” in the accompanying prospectus.

Concerning the Trustee

The trustee is an affiliate of the administrative agent and one of the lenders under our credit facility.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by holders that purchase Notes at their original issuance at the issue price set forth on the cover of this prospectus supplement. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and pronouncements of the Internal Revenue Service (“IRS”) and court decisions, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly on a retroactive basis. This discussion is not a complete discussion of all the potential tax consequences that may be relevant to you. This discussion only applies to holders that hold the notes offered hereby (the “Notes”) as capital assets and does not discuss special rules that may apply to certain holders, such as insurance companies, tax exempt organizations, financial institutions, investors in pass-through entities, expatriates, taxpayers subject to the alternative minimum tax, broker-dealers and persons holding the Notes as part of a “straddle,” “hedge,” “integrated transaction,” or “conversion transaction.” This discussion does not address any estate, gift, foreign, state or local taxes or the effect of any tax treaty. We urge you to consult your own tax advisors regarding the particular U.S. federal income tax consequences to you of acquiring, holding and disposing of Notes, any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty, as well as possible effects of changes in federal or other tax laws.

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of Notes that is a “United States person” for U.S. federal income tax purposes or a “non-U.S. holder” if you are a beneficial owner of Notes that is an individual, corporation, trust or estate that is not a “United States person” for U.S. federal income tax purposes. A “United States person” is:

•	an individual citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable regulations to be treated as a United States person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding Notes and such partnerships should consult their tax advisors.

U.S. Holders

Payments of Interest.  Payments of stated interest on a Note will generally be taxable to you as ordinary income at the time such payments are received or accrued, depending on your method of accounting for U.S. federal income tax purposes. It is not anticipated that the Notes will be issued with original issue discount or market discount that is equal to or more than the applicable de minimis amount. A U.S. holder who purchases a Note in this offering will exclude from the U.S. holder’s income the portion of the December 1, 2009 interest payment on the Note that is attributable to interest that accrued on the Note prior to issuance. However, you will receive an IRS Form 1099 reporting the full amount of the December 1, 2009 interest payment, including the pre-issuance accrued interest described in the preceding sentence, and will need to take certain steps to claim an offset on your tax return.

Amortizable Bond Premium.  A U.S. holder that purchases Notes for an amount in excess of the sum of all amounts payable on the Notes after the purchase date other than stated interest will be considered to have purchased the Notes at a premium. A U.S. holder may elect to amortize the premium over the remaining term of the Notes on a constant yield to maturity basis, except that, in some cases, amortizable bond premium may be determined by reference to an early call date. The amount amortized in any year will be treated as a reduction of the U.S. holder’s interest income from the Notes. A U.S. holder that elects to amortize any premium on Notes must reduce its tax basis in the Notes by the amount of the premium amortized in any year. An election to amortize premium applies to all taxable debt obligations held by the U.S. holder at the beginning of the first taxable year to which the election applies and to all such obligations thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS. Premium on Notes held by a U.S. holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the disposition of the Notes.

Election to Use Constant Yield Method.  Under applicable Treasury regulations, a U.S. holder may elect to include stated interest on the Notes in income on a constant yield basis. Such an election could, in some instances, affect the timing of the inclusion of interest income and the treatment of amortizable bond premium. U.S. holders should consult their own tax advisors as to the desirability and effects of such an election.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.  Upon a sale, exchange, redemption or other taxable disposition of a Note, you generally will recognize gain or loss in an amount equal to the difference between the amount received upon the sale, exchange, redemption or other taxable disposition (less any amount attributable to accrued and unpaid interest on the Notes that you have not previously included in income, which will be taxable as such (as described above)) and your adjusted tax basis in the Note at that time.

Your adjusted tax basis in a Note generally will equal your cost thereof (excluding any portion of your purchase price that is attributable to interest that accrued on the Note prior to its issuance), as reduced by any amortized premium taken into account by you. Except to the extent attributable to accrued and unpaid interest, which will be taxable as ordinary interest income (as described above), any gain or loss realized on the sale, exchange, redemption or other taxable disposition of a Note will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange, redemption or other taxable disposition, the Note has been held for more than one year. Under current law, long-term capital gains of certain non-corporate holders are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.  In general, information reporting is required as to certain payments of principal of, and interest on, the Notes and on the disposition of Notes unless you are a corporation or other exempt person. In addition, you will be subject to backup withholding (at a current rate of 28%) if you are not exempt and you fail to properly furnish a taxpayer identification number or if the IRS has notified you that you are subject to backup withholding.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Payments of Interest.  Payments of interest on the Notes that are not effectively connected with your conduct of a trade or business in the United States (or, if an applicable tax treaty applies, are not attributable to a permanent establishment maintained by you) will not be subject to U.S. federal income tax, and withholding of U.S. federal income tax will not be required on that payment if you:

•	do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

•	are not a bank described in Section 881(c)(3)(A) of the Code;

•	are not a “controlled foreign corporation” that is related to us, and

•

certify to the person who would otherwise be required to withhold U.S. tax, on IRS Form W-8BEN or applicable substitute form, under penalties of perjury, that you are not a United States person and provide your name and address.

If you do not satisfy the preceding requirements, your interest on a Note would generally be subject to a 30% U.S. withholding tax unless you provide a properly executed IRS Form W-8BEN (or applicable substitute form) claiming an exemption from, or reduction of, withholding under an applicable tax treaty.

If you are engaged in a trade or business in the United States, and if interest on a Note is effectively connected with the conduct of that trade or business (and, if an applicable tax treaty applies, is attributable to a permanent establishment you maintain in the United States) you will be exempt from U.S. withholding tax if specific certification requirements are met. However, you will be subject to regular U.S. federal income tax on the interest in the same manner as if you were a United States person. You can generally meet the certification requirements if you provide to the person who would otherwise be required to withhold U.S. tax a properly completed and executed IRS Form W-8ECI or applicable substitute form. In addition to regular U.S. federal income tax, if you are a foreign corporation, you may be subject to a U.S. branch profits tax at a 30% rate, although an applicable tax treaty may provide for a lower rate.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.  You generally will not be subject to U.S. federal income tax on any gain realized on a sale, exchange, redemption or other taxable disposition of a Note unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment you maintain in the United States; or

•	you are an individual who has been present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

However, to the extent that the proceeds of disposition represent interest accruing between interest payment dates, you may be required to establish an exemption from United States federal income tax. See “—Non-U.S. Holders—Payments of Interest.”

Information Reporting and Backup Withholding.  Payments to a non-U.S. holder of interest on the Notes, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to the non-U.S. holder.

United States backup withholding generally will not apply to payments of such interest on, and principal of, the Notes to a non-U.S holder if the statement described in “—Non-U.S. Holders—Payments of Interest” is duly provided by the holder or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a United States person.

Payment of the proceeds of a sale of Notes effected by the United States office of a United States or foreign broker will be subject to information reporting requirements and backup withholding (at a current rate of 28%) unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of Notes effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of Notes effected outside the United States by such a broker if it is:

•	a United States person;

•	a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	a controlled foreign corporation for United States federal income tax purposes; or

•

a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

We intend to offer the notes through the underwriters. Calyon Securities (USA) Inc., KeyBanc Capital Markets Inc., Deutsche Bank Securities Inc. and U.S. Bancorp Investments, Inc. are acting as the underwriters. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Calyon Securities (USA) Inc.	$
KeyBanc Capital Markets Inc.
Deutsche Bank Securities Inc.
U.S. Bancorp Investments, Inc.

Total		$145,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect that delivery of the notes will be made against payment therefor on or about November     , 2009. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise at the time of the transaction. Accordingly, purchasers who wish to trade the notes at any time prior to three business days before November     , 2009 will be required, by virtue of the fact that the notes initially will settle on November     , 2009, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $300,000 and are payable by us.

We have agreed, during the period of 30 days from the date on which the notes are purchased by the underwriters not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any notes, any security convertible into or exchangeable into or exercisable for the notes or any debt securities substantially similar to the notes, without first obtaining the written consent of Calyon Securities (USA) Inc. and KeyBanc Capital Markets Inc.

The notes will form a single series with our 6.50% notes due 2035, of which we issued $150.0 million in aggregate principal amount on November 30, 2005. Upon the issuance of the notes offered hereby, the outstanding aggregate principal amount of our 6.50% notes due 2035 will be $295.0 million. We expect that the notes will be listed on the New York Stock Exchange under the symbol “CNL/35,” however, we do not expect an active trading market to develop for the notes. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop or is not sustained, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell notes with an aggregate principal amount in excess of the amount set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with us.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. We are incorporating by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes, excluding any information that is furnished to, and not filed with, the Securities and Exchange Commission. Please also see “Where You Can Find More Information” on page 22 of the accompanying prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 26, 2009 (File No. 1-05663).

•

Our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2009, filed with the Securities and Exchange Commission on May 6, 2009, for the quarterly period ended June 30, 2009, filed with the Securities and Exchange Commission on August 5, 2009, and for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission on November 2, 2009 (File No. 1-05663).

•

Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009, April 28, 2009, June 11, 2009, July 1, 2009, July 29, 2009 and October 14, 2009 (File No. 1-05663).

VALIDITY OF THE NOTES

The validity of the notes offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. Wade A. Hoefling, our Senior Vice President—General Counsel and Director of Regulatory Compliance will pass upon all matters of Louisiana law in this connection and Baker Botts L.L.P. and Sidley Austin LLP will rely upon such opinion as to matters of Louisiana law. At September 30, 2009, Mr. Hoefling beneficially owned 11,013 shares of Cleco Corporation common stock (including shares held under employee benefit plans). None of such shares were issued or granted in connection with the offering of the notes offered hereby.

EXPERTS

The financial statements and financial statement schedule of Cleco Power LLC incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Cleco Power LLC for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Cleco Power LLC

2030 Donahue Ferry Road

Pineville, Louisiana 71360-5226

(318) 484-7400

$500,000,000

Debt Securities

We may offer and sell up to $500,000,000 of our debt securities in one or more series by using this prospectus. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

Investing in our debt securities involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 30, 2009.

About This Prospectus

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a “shelf” registration process. By using this process, we may offer up to $500,000,000 of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the “Where You Can Find More Information” section of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus, including the information we incorporate by reference, contains statements that are “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements, including, without limitation, statements regarding the construction, timing and cost of Rodemacher Unit 3, our 600 megawatt solid-fuel power plant under construction in Boyce, Louisiana; future capital expenditures; projections; business strategies; goals; competitive strengths; market and industry developments; development and operation of facilities; future environmental regulations and remediation liabilities; and the anticipated outcome of various regulatory and legal proceedings. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.

We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

In addition to any assumptions and other factors referred to specifically in connection with our forward-looking statements, the following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

•

Factors affecting utility operations, such as unusual weather conditions or other natural phenomena; catastrophic weather-related damage (such as hurricanes and other storms); unscheduled generation outages; unanticipated maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and their impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; decreased customer load; environmental incidents; environmental compliance costs; or power transmission system constraints;

•

Our ability to construct, operate, and maintain, within its projected costs (including financing) and timeframe, Rodemacher Unit 3, in addition to any other self-build projects identified in future integrated resource planning and request for proposal processes;

•	Our dependence on energy from sources other than our facilities and the uncertainty of future long-term sources of such additional energy;

•	Nonperformance by and creditworthiness of counterparties under power purchase, and energy service agreements, or the restructuring of those agreements, including possible termination;

•

Regulatory factors such as changes in rate-setting policies, recovery of investments made under traditional regulation, recovery of storm restoration costs; the frequency and timing of rate increases or decreases, the results of periodic fuel audits, the results of the integrated resource planning and request for proposal processes, the formation of regional transmission organizations and the independent coordinators of transmission, and the compliance with the Electric Reliability Organization’s reliability standards for bulk power systems;

•

Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Federal Energy Regulatory Commission, the Louisiana Public Service Commission or similar entities with regulatory or accounting oversight;

•

Economic conditions, including the ability of customers to continue paying for utility bills, related growth and/or down-sizing of businesses in our service area, monetary fluctuations, changes in commodity prices, and inflation rates;

•	The current global financial crisis and U.S. recession;

•	Our credit ratings;

•	Our ability to remain in compliance with debt covenants;

•

Changing market conditions and a variety of other factors associated with physical energy, financial transactions, and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates, and warranty risks;

•	Acts of terrorism;

•

Availability or cost of capital resulting from changes in our business or financial condition, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries;

•	Uncertain tax positions;

•	Employee work force factors, including work stoppages and changes in key executives;

•

Legal, environmental, and regulatory delays and other obstacles associated with mergers, acquisitions, dispositions, reorganizations, investments in joint ventures, or other capital projects, including Rodemacher Unit 3, the joint project to upgrade the Acadiana Load Pocket transmission system, and our acquisition of 50 percent of Acadia Power Partners, LLC’s combined-cycle, natural gas-fired power plant near Eunice, Louisiana;

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims, and other matters;

•	Changes in federal, state, or local laws, and changes in tax laws or rates, regulating policies or environmental laws and regulations;

•	Our ability to recover, from our retail customers, the costs of compliance with environmental laws and regulations; and

•	Other factors we discuss in this prospectus, any accompanying prospectus supplement and our other filings with the Securities and Exchange Commission.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions, or other factors affecting such statements.

The Company

We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility engaged principally in the generation, transmission, distribution and sale of electricity within Louisiana. We also engage in energy management activities. We are regulated by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, which determine the rates we can charge our customers, as well as other regulators. We serve approximately 276,000 customers in 107 communities in central and southeastern Louisiana.

Cleco Corporation, subject to certain limited exceptions, is exempt from regulation as a public utility holding company pursuant to provisions of the Public Utility Holding Company Act of 2005.

Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at this address is (318) 484-7400. Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this web site or any other web site is not incorporated by reference into this prospectus or any accompanying prospectus supplement and does not constitute a part of this prospectus or any accompanying prospectus supplement. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information” beginning on page 22 of this prospectus.

Ratio of Earnings to Fixed Charges

The following table sets forth, in accordance with Securities and Exchange Commission requirements, our ratio of earnings from continuing operations to fixed charges for each of the periods indicated:

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Ratio of Earnings from Continuing Operations to Fixed Charges(1)	2.47x	3.10x	3.64x	3.47x	4.36x	3.67x

(1)	We do not believe that the ratio for the six-month period is necessarily indicative of the ratios for the twelve-month periods due to the seasonal nature of our business. The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

For the purpose of calculating the ratio of earnings to fixed charges, earnings represent the aggregate of income from continuing operations before income taxes and fixed charges. Fixed charges include interest expense, amortized premiums or discounts on capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

Risk Factors

Investing in our debt securities involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement before deciding whether to make an investment in our debt securities. In particular, you should carefully consider the risks described below and in our annual report, quarterly reports and current reports incorporated by reference in this prospectus as well as the factors listed under “Cautionary Statement Regarding Forward-Looking Statements.” There may be additional risks that are not currently known to us or that we do not currently consider material. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of our debt securities.

The Louisiana Public Service Commission and Federal Energy Regulatory Commission regulate the rates that we can charge our customers. On October 14, 2009, the Louisiana Public Service Commission unanimously approved our new retail rate plan. The Louisiana Public Service Commission’s decision to approve the new retail rate plan could be appealed or otherwise challenged.

Our ongoing financial viability depends on our ability to recover our costs from our Louisiana Public Service Commission jurisdictional customers in a timely manner through our Louisiana Public Service Commission-approved rates and our ability to pass through to our Federal Energy Regulatory Commission customers in rates our Federal Energy Regulatory Commission-authorized revenue requirements. Our financial viability also depends on our ability to recover in rates an adequate return on capital, including long-term debt and equity. If we are unable to recover any material amount of our costs in rates in a timely manner or recover an adequate return on capital, our results of operations, financial condition and cash flows could be materially adversely affected.

Our revenues and earnings are substantially affected by regulatory proceedings known as rate cases. During those cases, the Louisiana Public Service Commission determines our rate base, depreciation rates, operation and maintenance costs, and administrative and general costs that we may recover from our retail customers through our rates. These proceedings may examine, among other things, the prudence of our operation and maintenance practices, level of subject expenditures, allowed rates of return, and previously incurred capital expenditures. The Louisiana Public Service Commission has the authority to disallow costs found not to have been prudently incurred. These regulatory proceedings typically involve multiple parties, including governmental bodies and officials, consumer advocacy groups, and various consumers of energy, who have differing concerns but who have the common objective of limiting rate increases or reducing rates. Rate cases generally have long timelines, which may be limited by statute. Decisions are typically subject to appeal, potentially leading to additional uncertainty.

On October 14, 2009, the Louisiana Public Service Commission unanimously approved our new retail rate plan, which is based upon a unanimous settlement of the parties in our rate case. The Louisiana Public Service Commission’s decision to approve the new retail rate plan could be appealed or otherwise challenged. A successful appeal or challenge to the approval could have a material adverse effect on our results of operations, financial condition and cash flows.

We are exposed to certain risks related to the design, construction and operation of Rodemacher Unit 3. This project has technology risk, fuel supply risk, and general contractor and certain material subcontractor performance risk.

Rodemacher Unit 3 is designed to utilize circulating fluidized bed generating technology. Under the amended and restated engineering, procurement and construction contract (the “Amended EPC Contract”) between us and Shaw Contractors, Inc., a subsidiary of The Shaw Group Inc. (“Shaw”), executed on May 12, 2006, for engineering, procurement, and construction of Rodemacher Unit 3, Shaw is liable for liquidated damages for non-performance. However, our ability to collect any damages for breach is contingent on the demonstration of such damages and on Shaw’s financial abilities. Failure by Shaw to meet its obligations under the Amended EPC Contract could have a material adverse impact on the plant’s efficiency, in-service date, and final cost. The Amended EPC Contract does not protect us against force majeure events or design/specification oversight which may result in increased and potentially unrecoverable costs. Although we currently deliver coal via rail to the Rodemacher facility, plans are for Rodemacher Unit 3 to primarily use petroleum coke, which can be delivered most economically via barges on the Mississippi and Red Rivers, requiring a conveyor system which crosses an interstate and local highways. Navigable waterway events such as blockages or low water, or conveyor outages could impact our ability to transport and deliver fuel to Rodemacher Unit 3.

The global financial crisis may negatively impact our business and financial condition.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business and financial condition. We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have a material impact on its ability to fund capital expenditures or debt service or on our flexibility to react to changing economic and business conditions. If our credit ratings were to be downgraded by Moody’s or by Standard & Poor’s, we would be required to pay additional fees and higher interest rates under its bank credit and other debt agreements. During 2008, our pension plan portfolio experienced significant losses and may experience further losses in the future. The losses, in conjunction with plan funding requirements, could result in required pension plan contributions significantly higher and earlier than previously anticipated, which could have a material negative impact on our results of operations and financial condition. Further, the credit crisis could have a material negative impact on our lenders or our customers causing them to fail to meet their obligations to us or to delay payment of such obligations. Additionally, the crisis could lead to reduced electricity usage, which could have a material negative impact on our results of operations and financial condition.

Our future electricity sales and corresponding base revenue and cash flows could be adversely affected by general economic conditions.

General market conditions can negatively impact the businesses of our industrial customers, resulting in decreased power purchases and lower base revenue. The current U.S. recession could lead to reduced power usage by our customers. Our largest industrial customers, specifically those who manufacture wood and paper products (who generated base revenue of approximately $24.6 million in 2008), have experienced a downturn in their respective markets. The downturn in residential home construction has caused a significant reduction in the demand and prices for lumber and other wood products. The paper industry has been vulnerable in recent years as a result of a mature market with pressures from overseas manufacturers. Reduced production or the shut down of any of these customers’ facilities could substantially reduce our base revenue.

The high cost of energy, in general, has become problematic in many industries and has increased interest by industrial customers in switching to alternative sources of energy, including on-site power generation. Also, retail customers may consume less electricity due to increased conservation efforts or increased electric usage efficiency.

The Louisiana Public Service Commission conducts fuel audits that could result in our making substantial refunds of previously recorded revenue.

Generally, fuel and purchased power expenses are recovered through the Louisiana Public Service Commission-established fuel adjustment clause, which enables us to pass on to our customers substantially all such charges. Recovery of fuel adjustment clause costs is subject to a periodic fuel audit by the Louisiana Public Service Commission.

We currently have fuel adjustment clause filings for 2003 through 2008 subject to review. In July 2006, the Louisiana Public Service Commission commenced a periodic fuel audit of our fuel adjustment clause filings for

January 2003 through December 2004. Management is currently unable to predict the timing of the fuel cost audits for the open years 2005 through 2008. We could be required to make a substantial refund of previously recorded revenue as a result of these audits, and such refund could result in a material adverse effect on our results of operations, financial condition, and cash flows. The most recent audit completed by the Louisiana Public Service Commission covered 2001 and 2002 and resulted in a refund of $16.0 million to our retail customers in the first quarter of 2005.

We are subject to market risk associated with economic hedges relating to open natural gas contracts. Our parent company has risk management policies which cannot eliminate all risk involved in its energy commodity activities.

We utilize economic hedges to mitigate the risks associated with a fixed-price wholesale power contract that is not included in the fuel adjustment clause. Any realized gain or loss attributable to these hedges is recorded on the income statement as a component of operating revenue, net. Accordingly, changes in the market value of these hedging arrangements caused by natural gas price volatility will impact our results of operations, financial condition, and cash flows.

We have also entered into economic hedge positions to mitigate the volatility in fuel costs passed through to our retail customers. When these positions close, actual gains or losses are deferred and included in the fuel adjustment clause in the month the physical contract settles. However, recovery of any of these fuel adjustment clause costs is subject to, and may be disallowed as part of, a prudency review or a periodic fuel audit conducted by the Louisiana Public Service Commission.

We manage our exposure to energy commodity activities by establishing and enforcing risk limits and risk management procedures. These risk limits and risk management procedures may not be as effective as planned, particularly if intentional misconduct is involved, and cannot eliminate all risk associated with these activities.

Nonperformance of our power purchase agreements and transmission constraints could have a material adverse effect on our results of operations, financial condition, and cash flows.

We do not supply all of our customers’ power from the generation facilities we own and must purchase additional energy and capacity from the wholesale power market in order to meet customers’ demands. During 2008, we met approximately 55.7% of our energy needs with purchased power. A 500-megawatt power purchase agreement with BE Louisiana LLC, an indirect wholly-owned subsidiary of JPMorgan Chase & Co. (“Bear Energy”), which expires in 2009, and other short- and long-term power purchase agreements provided approximately 40.4% of our capacity needs in 2008. We plan to meet its 2009 energy and capacity needs with the Bear Energy 500-megawatt contract; a 235-megawatt contract with Acadia Power Partners, LLC; a 20-megawatt long-term contract with Sabine River Authority; a 200-megawatt contract with NRG Power Marketing, Inc.; and a 41-megawatt wholesale power contract with the city of Natchitoches. If any provider of additional energy or capacity does not perform under their respective contracts, we would have to replace these supply sources with alternative market sources, the terms of which may not be as favorable and could increase the ultimate cost of power to our customers.

Because of our location on the transmission grid, we rely on two main suppliers of electric transmission when accessing external power markets. At times, physical constraints limit the amount of purchased power these transmission providers can deliver into our service territory, which in turn can affect capacity or power purchases under long-term contracts, as well as spot market power purchases. If the amount of purchased power actually delivered into our transmission system were less than the amount of power contracted for delivery, we may rely on our own generation facilities to meet customer demand. Our incremental generation cost at that time could be higher than the cost to purchase power from the wholesale power market, thereby increasing our customers’ ultimate cost. In addition, the Louisiana Public Service Commission may not allow us to recover part or all of our incremental generation cost, which could be substantial.

We are subject to the fluctuation in the market prices of various commodities which may increase the cost of producing power.

We purchase coal, lignite, natural gas and fuel oil under long-term contracts and on the spot market. Historically, the markets for oil, natural gas and coal have been volatile and are likely to remain volatile in the future. Our retail rates include a fuel adjustment clause that enables us to adjust rates for monthly fluctuations in the cost of fuel and purchased power. However, recovery of any of these fuel adjustment clause costs is subject to, and may be disallowed as part of, a prudency review or a periodic fuel audit conducted by the Louisiana Public Service Commission.

Our generation facilities are susceptible to unplanned outages, significant maintenance requirements and interruption of fuel deliveries.

The operation of power generation facilities involves many risks, including breakdown or failure of equipment, fuel supply interruption and performance below expected levels of output or efficiency. Some of our facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant expenditures to operate at peak efficiency or availability. If we fail to make adequate expenditures for equipment maintenance, we risk incurring more frequent unplanned outages, higher than anticipated operating and maintenance expenditures, increased fuel or power purchase costs, and potentially the loss of revenue related to competitive opportunities.

Our generating facilities are fueled primarily by coal, natural gas, and lignite. The deliverability of these fuel sources may be constrained due to such factors as higher demand, production shortages, weather-related disturbances or lack of transportation capacity. If the suppliers are unable to deliver the contracted volume of fuel, we would have to replace any deficiency with alternative sources, which may not be as favorable and could increase the ultimate cost of fuel to customers. Fuel and purchased power expenses are recovered from customers through the fuel adjustment clause, which is subject to refund until either a prudency review or a periodic fuel audit is conducted by the Louisiana Public Service Commission.

In 2005, the Federal Energy Regulatory Commission’s authority was expanded to include the establishment and enforcement of mandatory reliability standards on the transmission system, as well as the capacity to impose fines and civil penalties on those who fail to comply with those standards.

The Energy Policy Act of 2005 authorizes the creation of an Electric Reliability Organization with authority to establish and enforce mandatory reliability standards, subject to Federal Energy Regulatory Commission approval, for users of the nation’s transmission system. In July 2006, the Federal Energy Regulatory Commission named the North American Electric Reliability Corporation, or NERC, as the Electric Reliability Organization. The Federal Energy Regulatory Commission has approved more than 95 reliability standards developed by NERC. A final order was issued by the Federal Energy Regulatory Commission in March 2007, and in June 2007, the Federal Energy Regulatory Commission began enforcing compliance with these standards. New standards are continually being developed and existing standards will be modified as needed.

As these standards continue to be adopted and modified, they may impose additional compliance requirements on our operations which may result in an increase in capital expenditures and operating expenses. Failure to comply with the reliability standards approved by the Federal Energy Regulatory Commission can result in the imposition of fines and civil penalties.

Our costs of compliance with environmental laws and regulations are significant. The costs of compliance with new environmental laws and regulations, as well as the incurrence of incremental environmental liabilities, could be significant to us.

We are subject to extensive environmental oversight by federal, state, and local authorities and are required to comply with numerous environmental laws and regulations related to air quality, water quality, waste management, natural resources, and health and safety. We are also required to obtain and comply with numerous governmental permits in operating our facilities. Existing environmental laws, regulations and permits could be revised or reinterpreted, and new laws and regulations could be adopted or become applicable to us. For example, Congress is considering climate change legislation that, if ultimately enacted, could impose a cap on CO2 emissions by electric generating units such as ours and subject electric generating units to an emissions allowance-based trading system. We may incur significant capital expenditures or additional operating costs to comply with these revisions, reinterpretations, and new requirements. If we fail to comply with these revisions, reinterpretations, and requirements, we could be subject to civil or criminal liabilities and fines or may be forced to shut down or reduce productions from our facilities.

Environmental advocacy groups, states, other organizations, some government agencies, and the new presidential administration are focusing considerable attention on CO2 emissions from power generation facilities and their potential role in climate change. Future changes in environmental regulations governing CO2 could make some of our electric generating units uneconomical to maintain or operate. In addition, any legal obligation that would require us to substantially reduce our CO2 emissions beyond present levels could require extensive mitigation efforts and could raise uncertainty about the future viability of fossil fuels as an energy source for new and existing electric generation facilities.

We may request recovery from our retail customers of our costs to comply with new environmental laws and regulations. If revenue relief were to be approved by the Louisiana Public Service Commission, then our retail rates could increase. If the Louisiana Public Service Commission were to deny our request to recover all or part of its environmental compliance costs, such an adverse decision could have a material effect on our results of operations, financial condition, and cash flows.

We operate in a highly regulated environment and adverse regulatory decisions or changes in applicable regulations could have a material adverse effect on our business or result in significant additional costs.

Our business is subject to extensive federal, state, and local energy, environmental and other laws and regulations. The Louisiana Public Service Commission regulates our retail operations, and the Federal Energy Regulatory Commission regulates our wholesale operations. The construction, planning, and siting of our power plants and transmission lines also are subject to the jurisdiction of the Louisiana Public Service Commission and the Federal Energy Regulatory Commission. Additional regulatory authorities have jurisdiction over some of our operations and construction projects including the United States Environmental Protection Agency, the United States Bureau of Land Management, the United States Fish and Wildlife Services, the United States Department of Energy, the United States Army Corps of Engineers, the United States Department of Homeland Security, the Occupational Safety and Health Administration, the United States Department of Transportation, the Louisiana Department of Environmental Quality, the Louisiana Department of Health and Hospitals, the Louisiana Department of Natural Resources, the Louisiana Department of Public Safety, regional water quality boards, and various local regulatory districts.

We must periodically apply for licenses and permits from these various regulatory authorities and abide by their respective orders. Should we be unsuccessful in obtaining necessary licenses or permits or should these regulatory authorities initiate any investigations or enforcement actions or impose penalties or disallowances on us, our business could be adversely affected. Existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to us or our facilities in a manner that may have a detrimental effect on our business or result in significant additional costs because of our need to comply with those requirements.

Our operating results are affected by weather conditions and may fluctuate on a seasonal and quarterly basis.

Weather conditions directly influence the demand for electricity, particularly kilowatt hours sales to residential customers. In our service territory, demand for power peaks during the hot summer months. As a result, our financial results may fluctuate on a seasonal basis. In addition, we have sold less power, and consequently earned less income, when weather conditions were milder. Unusually mild weather in the future could adversely impact our results of operations, financial condition, and cash flows.

Severe weather, including hurricanes and winter storms, can be destructive, causing outages and property damage that can potentially result in additional expenses and lower revenue.

The abandonment of the Rodemacher Unit 3 project or termination of the Amended EPC Contract could result in unrecoverable costs.

We may determine that our decision to construct, own and operate Rodemacher Unit 3 is no longer justified due to changes in circumstances or for other reasons. If we decided to abandon the project, the Louisiana Public Service Commission may not allow us to recover some or all of our incurred costs. The Amended EPC Contract allows us to terminate the agreement at our sole discretion, but exercise of this termination right would require us to pay termination costs, subject to specified limitations. At June 30, 2009, the maximum termination costs would have been $790.7 million payable to Shaw. Termination costs under the Amended EPC Contract could result in a material adverse effect on our results of operations, financial condition, and cash flows.

Our retail electric rates and business practices are regulated by the Louisiana Public Service Commission.

Our retail rates for residential, commercial, and industrial customers and other retail sales are regulated by the Louisiana Public Service Commission, which conducts an annual review of our earnings and regulatory return on equity. We file annual monitoring reports with the Louisiana Public Service Commission for 12-month periods ended September 30. We could be required to make a substantial refund of previously recorded revenue as a result of the Louisiana Public Service Commission review, and such refund could result in a material adverse effect on our results of operations, financial condition, and cash flows.

A downgrade in our credit rating could result in an increase in our borrowing costs and a reduced pool of potential investors and funding sources.

While our senior unsecured debt ratings are currently investment grade, in recent years such ratings have been downgraded or put on negative watch by Moody’s and Standard & Poor’s. We cannot assure that such current debt ratings will remain in effect for any given period of time or that one or more of such debt ratings will not be lowered or withdrawn entirely by a rating agency. Credit ratings are not recommendations to buy, sell, or hold securities and each rating should be evaluated independently of any other rating. If Moody’s or Standard & Poor’s were to downgrade our long-term ratings, particularly below investment grade, the value of our debt securities would likely be adversely affected, and our borrowing cost would likely increase. In addition, we would likely be required to pay higher interest rates in future debt financings and be subject to more onerous debt covenants, and our pool of potential investors and funding sources could decrease.

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes. The purposes may include, but are not limited to:

•	working capital;

•	capital expenditures;

•	equity investments in existing and future projects;

•	acquisitions;

•	the payment of distributions to Cleco Corporation; and

•	the repayment or refinancing of our indebtedness, including intercompany indebtedness.

Description of the Debt Securities

We may from time to time offer debt securities consisting of our unsecured debentures, notes or other evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $500 million pursuant to this prospectus. We refer to these debentures, notes or other evidences of indebtedness as the “debt securities.” The following description highlights the general terms and provisions of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

The debt securities will be issued under an indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group, Inc.) and Bankers Trust Company, as supplemented and amended. The Bank of New York Mellon Trust Company, N.A. is the current trustee under the indenture. Copies of the indenture and the Agreement of Resignation, Appointment and Acceptance under which The Bank of New York succeeded Bankers Trust Company as trustee under the indenture are included among the exhibits to the registration statement of which this prospectus is a part.

We have summarized selected provisions of the indenture below. You should read the indenture filed as an exhibit to the registration statement of which this prospectus is a part for any provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. In describing the provisions of the indenture, we use the term “corporation” as it is defined in the indenture. The indenture defines “corporation” to include corporations, associations, companies, including limited liability companies, and business trusts.

General

The indenture does not limit the principal amount of unsecured debentures, notes or other obligations that we may issue under it from time to time in one or more series. The term “indenture securities,” as used in this prospectus, refers to all of these obligations issued and issuable under the indenture from time to time and includes the debt securities. We may issue additional indenture securities, in addition to the debt securities, in the future under the indenture. At June 30, 2009, we had $598.8 million principal amount of indenture securities issued and outstanding under the indenture, consisting of $73.8 million principal amount of insured quarterly notes, $75.0 million principal amount of 5.375% notes due 2013, $50.0 million principal amount of 4.95% notes due 2015, $250.0 million principal amount of 6.65% notes due 2018 and $150.0 million principal amount of 6.50% notes due 2035. In August 2009, we redeemed approximately $49.5 million principal amount of our outstanding insured quarterly notes.

A prospectus supplement relating to any series of debt securities being offered by this prospectus will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and series of the debt securities;

•	the total principal amount of the debt securities;

•	any limit on the aggregate principal amount of a series of debt securities;

•	the date on which the principal of the debt securities is payable;

•	the interest rate that the debt securities will bear, if any, including any method or formula to determine such rate, and the interest payment dates for the debt securities;

•	the place where the principal, premium, if any, and/or interest, if any, on the debt securities will be payable;

•	any optional redemption periods and the terms of the optional redemption;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the manner in which payments of principal, premium, if any, and/or interest, if any, on the debt securities will be determined, if these amounts will be based on an index, formula or other method;

•	whether we will sell the debt securities, including original issue discount debt securities, at a substantial discount below their stated principal amount;

•	the currency in which payment of principal, premium, if any, and interest, if any, on the debt securities will be payable, if other than U.S. currency; and

•	any other terms of the debt securities. (Section 301)

We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Ranking; Limitations on Mortgages and Liens

The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. As of June 30, 2009, we had an aggregate of $959.7 million of unsecured and unsubordinated indebtedness that would rank equal with the debt securities. As of June 30, 2009, we had no outstanding first mortgage bonds issued under and secured by an Indenture of Mortgage, dated as of July 1, 1950, between us and The Bank of New York Mellon Trust Company, N.A., as trustee. In this prospectus, we sometimes refer to this Indenture of Mortgage as the “mortgage indenture.” We may issue first mortgage bonds in the future under the mortgage indenture, and holders of the first mortgage bonds issued under the mortgage indenture would have a prior claim on certain of our material assets upon our dissolution, winding up, liquidation or reorganization.

In addition, holders of the debt securities will be effectively subordinated to the claims of creditors and any preferred equity holders of our subsidiaries with respect to the assets and operations of such subsidiaries. As of June 30, 2009, our sole subsidiary, Cleco Katrina/Rita Hurricane Recovery Funding LLC, had $172.2 million of indebtedness outstanding.

So long as any indenture securities remain outstanding, the indenture prohibits us from creating or permitting any mortgage, lien or similar encumbrance, which we call a “mortgage,” on any of our properties, unless we secure the indenture securities equally and ratably with the mortgage being created or permitted. This prohibition does not apply to:

•	mortgages to secure first mortgage bonds issued under the mortgage indenture;

•	“permitted liens” as defined in the Twenty-Fifth Supplemental Indenture to the mortgage indenture;

•

the following mortgages, provided that the mortgages do not apply to property previously owned by us or one of our subsidiaries, other than unimproved real property on which the construction or improvement is located:

•

mortgages to secure or provide for the payment of all or any part of the purchase price or cost of property acquired, constructed or improved by us or one of our subsidiaries after the date of the indenture that are created or assumed

•	within 120 days after the acquisition or completion of construction or improvement, or

•	within six months of the 120-day period, if pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, or

•	mortgages on any property existing at the time the property is acquired;

•	existing mortgages of a corporation merged with or into us or one of our subsidiaries;

•	mortgages of any corporation existing at the time it becomes one of our subsidiaries;

•	mortgages securing debt owed by one of our subsidiaries to us or to another one of our subsidiaries;

•

mortgages in favor of governmental bodies to secure advances or other payments under any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to these mortgages, including mortgages to secure pollution control or industrial revenue bonds;

•	mortgages to secure loans to us or one of our subsidiaries maturing within 12 months and made in the ordinary course of business;

•

mortgages on any property, including any natural gas, oil or other mineral property, to secure all or part of the cost of exploration, drilling or development of the property or to secure debt incurred to provide funds for any of these costs;

•	mortgages existing on the date of the indenture;

•	certain mortgages typically incurred in the ordinary course of business, including mortgages resulting from legal proceedings contested in good faith;

•	mortgages for extending, renewing or replacing indebtedness secured by any of the mortgages described in the bullet point items above, so long as

•

the principal amount of the indebtedness secured by these mortgages is not more than the principal amount of indebtedness secured at the time of the extension, renewal or replacement plus any premiums incurred in retiring the indebtedness, and

•	the mortgage for the extension, renewal or replacement is limited to the original property or indebtedness (plus improvements on such property);

•	mortgages on any property of our subsidiaries, unless the property of the subsidiary is being used to secure any of our indebtedness; or

•

the issuance, assumption or guarantee by us or one of our subsidiaries of indebtedness secured by a mortgage up to an amount that, together with all other of our secured indebtedness that does not fall under one of the above exceptions, is less than 5% of our “consolidated net tangible assets,” which consists of:

•	the total amount of assets appearing on our balance sheet or consolidated balance sheet, minus certain amounts for depreciation, intangible assets and other items. (Section 1009)

Modification of the Indenture

We and the trustee may modify the indenture without the consent of holders of indenture securities to do certain things, such as to establish the form and terms of a series of indenture securities or to add to our covenants under the indenture for the benefit of holders. (Section 901) Additionally, with certain exceptions, we and the trustee may modify the indenture or the rights of the holders of indenture securities if we obtain the consent of the holders of at least 50% in principal amount of all outstanding indenture securities affected by the modification. However, modifications of provisions of the indenture involving the following items will not be effective against any holder without the holder’s consent:

•	the principal, premium or interest payment terms of any indenture security;

•	waivers of past defaults or certain requirements for quorum and voting; and

•	with certain exceptions, percentage requirements for modification or waiver of provisions of the indenture. (Section 902)

Events of Default

With respect to indenture securities of a particular series, the following are events of default under the indenture:

•	failure for three “business days” (as defined in the indenture) after payment is due to pay principal and/or premium, if any, on any indenture security of the particular series;

•	failure for 30 days after payment is due to pay interest on any indenture security of the particular series;

•	failure for three business days after payment is due to make any sinking fund installment required by the terms of the particular series;

•

with certain exceptions, violation of any covenant or warranty made by us in the indenture that persists for at least 60 days after we have been notified of the violation in the manner provided in the indenture by the trustee or by the holders of 10% of the particular series;

•

default under other mortgages or instruments or under other series of indenture securities resulting in acceleration of indebtedness of over $5 million, unless the default is rescinded or discharged within 90 days after we are given notice in the manner provided in the indenture regarding the default from the trustee or from the holders of 25% of the particular series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to the particular series. (Section 501)

An event of default for a particular series of indenture securities does not necessarily constitute an event of default for any other series of indenture securities issued under the indenture.

If an event of default occurs and continues, either the trustee or the holders of at least 25% of the series may declare those indenture securities due and payable. Holders of a majority of a series of indenture securities may waive past defaults for that series under certain circumstances. (Section 502) We must furnish annually to the trustee a statement regarding performance by us of certain of our obligations under the indenture and any related defaults. (Section 1005)

Satisfaction and Discharge of Indenture

With certain exceptions, we will be discharged from our obligations under the indenture with respect to any series of indenture securities by

•

delivering all outstanding indenture securities (other than indenture securities to which specified conditions apply) to the trustee for cancellation and paying all other amounts payable by us under the indenture, or

•	paying the principal, premium, if any, interest, if any, and any other amounts payable by us under the indenture when

•	all outstanding indenture securities (other than indenture securities to which specified conditions apply) have become due and payable or will become due and payable within one year, or

•	for indenture securities redeemable at our option, such indenture securities are to be called for redemption within one year under arrangements satisfactory to the trustee.

In addition to the requirements described above, we must also deliver an officers’ certificate and opinion of counsel to the trustee stating that all conditions precedent relating to the satisfaction and discharge of the indenture have been fulfilled. (Section 401)

Consolidation, Merger, Sale or Conveyance

The indenture allows us to consolidate or merge with another corporation or sell, lease or convey all or substantially all of our assets to another corporation only if

•

we will be the surviving corporation, or the successor corporation is incorporated in the United States and assumes all of our obligations under the indenture securities and the indenture in a manner satisfactory to the trustee, and

•	no default exists immediately after the transaction. (Section 801)

Covenants

We will describe any restrictive covenants for any series of debt securities, other than those described above under “—Ranking; Limitations on Mortgages and Liens,” in the prospectus supplement.

Absence of Event Risk Protections

Unless we inform you otherwise in the prospectus supplement, the covenants contained in the indenture and the debt securities will not contain provisions permitting the holders of debt securities to require prepayment in the event of a change in control of us or our parent company, Cleco Corporation, or in the event we or Cleco Corporation enter into one or more highly leveraged or other transactions, regardless of whether a rating decline results therefrom, nor will any such events be deemed to be Events of Default under the terms of the indenture or the debt securities.

Form, Denomination and Registration; Book-Entry System

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples of $1,000. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay taxes or other governmental charges for exchanges involving transfers under the terms of the indenture. (Section 305)

Unless otherwise indicated in the prospectus supplement, each series of debt securities will be represented by one or more fully registered global notes deposited with, or on behalf of, The Depository Trust Company, as depositary. Unless and until it is exchanged in whole or in part for debt securities in certificated form, no global note may be transferred except as a whole by the depositary or by a nominee of the depositary.

So long as the depositary or its nominee is the registered owner of a global note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global note for all purposes under the indenture. Except as provided below, beneficial owners of a global note representing debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the registered holders of the debt securities under the indenture. Furthermore, no global note representing debt securities will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if that beneficial owner is not a “participant,” as described below, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we were to request any action of holders or if an owner of a beneficial interest in a global note representing debt securities were to desire to take any action that a holder is entitled to take under the indenture,

•	the depositary would authorize the participants holding the relevant beneficial interests to give or take the desired action, and

•	the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.

Each global note will be exchangeable for debt securities in certificated form only if:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days, or

•	we, in our sole discretion, determine that the global notes will be exchangeable for certificated notes.

If one of the above events occurs, each global note will be exchangeable for debt securities in certificated form of like tenor and of an equal aggregate principal amount. The certificated debt securities will be registered in the name or names of the beneficial owners of the global note or global notes as the depositary instructs the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global notes.

The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in global notes.

The following is based on information furnished by the depositary:

The depositary will act as securities depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., the depositary’s partnership nominee, or such other name as may be requested by an authorized representative of the depositary. One fully-registered global note will be issued for each issue of debt securities, each in the aggregate principal amount of the issue, and will be deposited with the depositary. If however, the aggregate principal amount of any issue exceeds $500 million, one global note will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

The depositary, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that its “participants” deposit with the depositary. The depositary also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depositary include U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

The depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the depositary’s system is also available to others such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

Purchases of debt securities under the depositary’s system must be made by or through direct participants, which will receive a credit for those debt securities on the depositary’s records. The ownership interest of each beneficial owner of each debt security represented by a global note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners of debt securities will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in a global note representing debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a global note representing debt securities will not receive debt securities in certificated form representing their ownership interests in the debt securities, except in the event that use of the book-entry system for those debt securities is discontinued.

To facilitate subsequent transfers, all global notes representing debt securities that are deposited with, or on behalf of, the depositary are registered in the name of the depositary’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the depositary. The deposit of global notes with or on behalf of the depositary and their registration in the name of Cede & Co., or such other nominee, do not effect change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the global notes representing the debt securities. Instead, the depositary’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the depositary nor Cede & Co. (nor any other depositary nominee) will consent or vote with respect to the global notes representing the debt securities, unless authorized by a direct participant in accordance with the depositary’s procedures. Under its usual procedures, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

We will make principal, premium, if any, and/or interest, if any, payments on the global notes representing the debt securities to Cede & Co., or such other nominee as may be requested by an authorized representative of the depositary. The depositary’s practice is to credit direct participants’ accounts upon the depositary’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on the depositary’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the applicable participant and not of the depositary, the trustee, any agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of the depositary, if any) will be our responsibility and that of the trustee. Disbursement of such payments to direct participants will be the responsibility of the depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

If applicable, redemption notices shall be sent to the depositary. If less than all of the debt securities within an issue are being redeemed, the depositary’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

A beneficial owner shall give notice of any option to elect to have its debt securities purchased or tendered, through its participant, to the trustee, and shall effect delivery of the applicable debt securities by causing the direct participant to transfer the participant’s interest in the global note representing the debt securities, on the depositary’s records, to the trustee. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the global note or global notes representing the debt securities are transferred by direct participants on the depositary’s records and followed by a book-entry credit of tendered debt securities to the trustee’s depositary account.

The depositary may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to the trustee or us. In the event that a successor securities depositary is not obtained, debt securities in certificated form are required to be printed and delivered. Similarly, we may decide to discontinue use of the system of book-entry transfers through the depositary or a successor securities depositary. In that event, debt securities in certificated form will be printed and delivered.

The information in this section concerning the depositary and the depositary’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Neither we, the trustee nor any underwriter, dealer or agent will have any responsibility for the performance by the depositary or its participants or indirect participants of their obligations.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture. The trustee also may act as a depositary of funds for, make loans (subject to certain limitations) to, and perform other services for us in the normal course of business, including acting as trustee under other indentures of ours. The corporate trust office of the trustee is located at 601 Poydras Street, Suite 2225, New Orleans, Louisiana 70130-6050.

The trustee generally will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer a reasonable indemnity to the trustee against any costs or liabilities the trustee might incur in compliance with such request. (Section 603) The holders of a majority of a series of indenture securities generally may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the indenture securities. (Section 512) The right of a holder to institute a proceeding under the indenture is subject to certain conditions, but each holder has an absolute right to receive payment of principal, premium, if any, and interest, if any, when due and to institute suit for the enforcement of payment of these amounts. This right is subject to certain limited exceptions in the case of interest. (Section 508) Within 90 days after a default with respect to any series of indenture securities, the trustee is required to give the holders notice of the default, unless the default has been cured or waived. The trustee may withhold this notice if it determines that it is in the best interest of the holders to do so, but the trustee may not withhold notice in this manner with respect to a default in the payment of principal, premium, if any, and/or interest, if any, or sinking fund installment on any indenture security. (Section 602)

The trustee may resign from its duties with respect to the indenture at any time. We may remove the trustee in certain circumstances, and the holders of a majority of a series of indenture securities may remove the trustee with respect to that series at any time. If the trustee resigns, is removed or becomes incapable of acting as trustee or a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture. (Section 610)

The indenture contains the provisions required by the Trust Indenture Act of 1939 with reference to the disqualification of the trustee if the trustee has or acquires any “conflicting interest,” as that term is defined in the indenture. (Section 608) In the event the trustee becomes a creditor of ours within four months prior to a default, or subsequent to such a default, the indenture also contains certain limitations on the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property held by it as security for such claim. (Section 613)

Plan of Distribution

We may sell debt securities in and outside the United States:

•	directly to purchasers;

•	through an underwriter or underwriters;

•	through dealers;

•	through agents; or

•	through a combination of any of these methods.

We will describe the terms of any offering of debt securities in the prospectus supplement, including:

•	the method of distribution;

•	the name or names of any underwriters, dealers or agents, and any managing underwriter or underwriters;

•	the purchase price of the debt securities and the proceeds we receive from the sale;

•	any underwriting discounts, agency fees or other form of underwriters’ compensation;

•	any discounts and concessions allowed, reallowed or paid to dealers or agents; and

•	the expected time of delivery of the offered debt securities.

We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.

If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.

Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Underwriters, agents and dealers participating in the distribution of our debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.

Unless we inform you otherwise in the applicable prospectus supplement, each series of our debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of our debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the debt securities will develop.

In connection with an offering, the underwriters or agents may purchase and sell our debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Where You Can Find More Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (“SEC”) in accordance with the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC’s web site located at http://www.sec.gov and the web site of our parent company, Cleco Corporation, located at http://www.cleco.com. In addition, you may inspect our reports at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, a prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the SEC) until the offering of the debt securities is completed (File No. 1-05663):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 26, 2009;

•

our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 6, 2009, and for the quarterly period ended June 30, 2009, filed with the SEC on August 5, 2009; and

•	our Current Reports on Form 8-K filed with the SEC on January 9, 2009, April 28, 2009, June 11, 2009, July 1, 2009, July 29, 2009 and October 14, 2009.

This prospectus is part of a registration statement we have filed with the SEC relating to our debt securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at:

Cleco Power LLC

2030 Donahue Ferry Road

Pineville, Louisiana 71360-5226

Attn: Corporate Secretary

(318) 484-7400

Validity of Securities

The validity of any debt securities offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Wade A. Hoefling, our Senior Vice President — General Counsel and Director of Regulatory Compliance, will pass upon all matters of Louisiana law in this connection. At September 30, 2009, Mr. Hoefling beneficially owned 11,013 shares of Cleco Corporation common stock (including shares held under employee benefit plans). None of such shares were issued or granted in connection with the offering of the securities offered by this prospectus. Any underwriters or agents will be advised about the validity of the debt securities by their own counsel, which counsel will be named in the applicable prospectus supplement.

Experts

The financial statements and financial statement schedule of Cleco Power LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K of Cleco Power LLC for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Cleco Power LLC

$145,000,000

6.50% Notes due 2035

PROSPECTUS SUPPLEMENT

CALYON

KeyBanc Capital Markets

Deutsche Bank Securities

U.S. Bancorp Investments, Inc.